07027246

'07 OCT 15 P 1:49

82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

October 9, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the of a media release regarding the opening of Westfield Derby and the conclusion of new anchor tenancy transactions in the United Kingdom . This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

dw 10/17

82-35029

9 October 2007

2007 OCT 11 P 1:49

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
MEDIA RELEASE – OPENING OF WESTFIELD DERBY AND CONCLUSION OF NEW ANCHOR TENANCY TRANSACTIONS IN THE UNITED KINGDOM

Attached are media releases relating to the opening of Westfield Derby and the conclusion of new anchor tenancy transactions in the United Kingdom.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

HERMES

Westfield

9 October, 2007

WESTFIELD AND HERMES OPEN £340 MILLION WESTFIELD DERBY

MEDIA RELEASE

For personal use only

Westfield and Hermes will open their £340 million Westfield Derby shopping centre today – six months ahead of schedule, with 98% let and almost all stores trading.

Mr Michael Gutman, Managing Director UK/Europe, Westfield said: "I would like to pay a special tribute to the dedication of the Westfield team who built this magnificent centre, to our retailers, partners and Derby stakeholders for the outstanding result that they have achieved.

"We hope the people of Derby and the surrounding area will be excited by the new centre which brings to the City 100 retailers who have not traded in Derby before."

The centre will be officially opened by the Rt. Hon. John Hutton, Secretary of State for Business, Enterprise and Regulatory Reform, in the presence of Mr Frank Lowy, Chairman of Westfield and Joint Managing Directors Peter and Steven Lowy.

Also expected are Mr Stuart Rose, Chief Executive of Marks and Spencer, and Mr Rob Templeman, Chief Executive of Debenhams and Mr Simon Wolfson, Chief Executive of Next, Councillor Chris Williamson, the Leader of Derby City Council, and many other retailers and dignitaries.

Mr Gutman said: "This is a landmark occasion for Westfield in the UK. The successful opening of Derby is a major step towards realising the ambition we have for the British market that will see us open Westfield London next year and Westfield's Stratford City in 2011.

"Over the next decade we expect that our UK assets under management will grow from £4.3 billion currently to approximately £11 billion and come to represent a large part of Westfield's global operations.

"City regeneration is at the heart of our business in the UK today. Currently our centres support a workforce of about 20,000; when we have completed our current development pipeline that figure will be close to 80,000."

Rupert Clarke, Chief Executive of Hermes Real Estate, comments:
"Derby is our first joint venture development with Westfield and also the first of a number of major city centre, retail led regeneration projects that Hermes has under construction across the UK, with over 3 million sq ft of city centre retail space set to be delivered in 2008.

These developments are in line with our strategy of delivering enhanced risk adjusted returns for our clients by investing in high quality city centre projects."

Councillor Dave Roberts, Derby City Council Cabinet Member for Personnel, Performance Management and Economic Development, said: "Our vision for Derby will transform the city into a principal retail and business destination in the East Midlands. The scheme has proved a catalyst for other regeneration projects led by Derby

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579
AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 2 9358 7426

Cityscape and the celebrations taking place today are sure to be the start of things to come."

Chris Williamson, Leader of Derby City Council, said: "We have so many attractions here and the launch of Westfield Derby is set to draw more people to the city to discover what else Derby has to offer."

Westfield and Hermes acquired the centre in 2000. In 2002 outline planning consent was awarded, followed in September 2003 by a further planning consent to enlarge the scheme. Works commenced in January 2005 and lasted 34 months to completion.

Westfield Derby in the East Midlands is the largest retail-led development to open in Britain in 2007. It represents the beginning of a major development programme by Westfield to expand in the UK market.

The centre consists of 1 million sq ft of retail, food and lifestyle space. In addition to anchors Marks & Spencer, Debenhams, and a remodeled Sainsbury's, the development has 16 MSUs, a 12-outlet food court, a 12-screen Cinema de Lux that will open at Easter 2008, and parking for 3,700 cars. Westfield Derby employs 2,850 people most of whom live locally.

ENDS

Notes to Editors

Westfield Derby

- The £340 million Westfield Derby will position Derby as a principal retail destination in the East Midlands
- Over one million sq ft (100,000 sq m) of retail, food and lifestyle space
- Two new department stores, Debenhams and Marks & Spencer, will anchor extension. A remodelled Sainsbury's anchors the existing scheme
- 16 MSUs including Next, Zara, Topshop, H&M, River Island, Monsoon, Dorothy Perkins, New Look, and Boots
- More than 100 local, regional and national stores will provide a vibrant mix of fashion, home wares and leisure
- A 12-outlet, 800-seat food court with additional cafés and restaurants located among the malls
- 12-screen, 70,000 sq ft (6,500 sqm) Cinema de Lux operated by National Amusements will open Easter 2008
- 3,700 car parking spaces directly feeding into the centre with easy access from the ring road and main arterial routes
- Easily accessed public transport with new bus stops and bus lanes being created by Westfield and the railway within walking distance
- 2,850 permanent jobs and 1,700 jobs during the construction phase

Westfield Derby is owned by the Wilmslow Limited Partnership, a joint venture between Westfield and Hermes Property Asset Management on behalf on the British Telecom Pension Scheme (BTPS) managed by Hermes. The Westfield Core Shopping Centre Fund Limited Partnership has a commitment to acquire a 25 per cent interest in Westfield Derby post-completion.

Westfield Group

The Westfield Group (ASX Code: WDC) is the world's largest listed retail property group by market capitalisation. It is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide. It has investment interests in 119 shopping centres in four countries, with a total value of in excess of A$60 billion and is the largest retail property group in the world by equity market capitalisation.

Hermes

Hermes Real Estate is responsible for some £12bn of real estate in the UK (as at 30 June 2007) on behalf of its two main segregated pension fund clients, British Telecom and Royal Mail, and the £950 million Hermes Property Unit Trust. In addition it operates specialist funds including X-Leisure, in conjunction with Capital & Regional and the UK Logistics Fund in conjunction with Legal & General. It operates across all the primary markets of retail, office and the industrial sectors. Hermes operates an integrated portfolio management and research approach to target high quality, well located properties and development sites/investment opportunities.

MEDIA RELEASE

Westfield

5 October 2007

WESTFIELD & MARKS & SPENCER ANNOUNCE THREE FURTHER PROJECTS

MEDIA RELEASE

Marks & Spencer and Westfield announced today that they will be working together on a further three major store developments.

Next week, Westfield will launch its £340 million Westfield Derby centre, its first UK development anchored by a new Marks & Spencer store.

Following this, heads of terms have also been agreed for three new Marks & Spencer flagship stores at Westfield's Nottingham, Bradford and Stratford developments.

Stuart Rose, Chief Executive of Marks & Spencer, commented: "As we've said before, opening new stores is an important part of M&S' strategy for the future and we are committed to improving and increasing our city centre offer.

"We are delighted to have secured the Westfield sites at Nottingham, Bradford and Stratford."

Michael Gutman, Managing Director UK/Europe, of Westfield said: "Successfully completing Derby six months ahead of schedule, 98% let and expecting to have almost all stores trading on opening, sets a high standard. Today, we are delighted to announce that we have agreed heads of terms with Marks & Spencer to underpin three of our major schemes in the UK.

Following on from these transactions and the completion of Westfield London, Marks and Spencer will be a key component in seven out of ten of our UK centres.

"Over the next decade our completed pipeline will be worth approximately £11bn from £4.3bn today and will have resulted in the creation of around 80,000 new jobs in the UK."

Stratford City is the largest retail-led, mixed-use urban regeneration project ever undertaken in the UK and is located adjacent to the site of the London 2012 Olympic and Paralympic Games. John Lewis and Waitrose are also anchors of the scheme.

Stratford City will introduce over 200 retailers that offer a diverse mix of local, national and international brands, as well as leisure and entertainment facilities (1.88 million sq ft). It will transform attitudes to working and living in East London, Stratford City's vision for the future is of a major new urban centre, for shopping, working, relaxing and living. It also incorporates office and hotel space, residential apartments (1,224), community amenities, contemporary landscaping and public spaces.

Westfield's £700m Nottingham redevelopment (1.4m sq ft) will more than double the size of the existing Broadmarsh centre. Featuring three principal levels of shopping, key components of the scheme include the introduction of international, national and local retailers, a supermarket, fresh food hall, major open public spaces and a roof top café court providing panoramic views of Nottingham City Centre. Debenhams will also anchor the scheme.

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579
AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 2 9358 7426

Westfield

The £300 million Broadway regeneration project (588,000 sq ft) will create a stunning new retail destination with a dynamic mix of retailers, from international brands to independent specialist stores and 181 apartments. Debenhams will also anchor the scheme.

Westfield Derby in the East Midlands is the largest retail-led development to open in Britain this year. It represents the beginning of a major development programme by Westfield to expand in the UK market.

The centre consists of 1m sq ft of retail, food and lifestyle space. In addition to anchors Marks & Spencer, Debenhams, and Sainsburys, the development has 16 MSUs, a 12-outlet food concept, a 12-screen Cinema de Lux that will open at Easter 2008, and parking for 3,700 cars. Westfield Derby employs 2,850 people most of whom live locally.

ENDS

Contact: Catherine Markgraaff @ Westfield on 020 7061 1861

About Westfield

The Westfield Group (ASX Code: WDC) is the world's largest retail property group by market capitalisation. It is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide. It has investment interests in 119 shopping centres in four countries, with a total value of in excess of A$60 billion and is the largest retail property group in the world by equity market capitalisation.

In Britain, Westfield owns interest in seven operating shopping centres at; Guildford, Tunbridge Wells, Merry Hill, Derby, Nottingham, Belfast and Lisburn. In addition to these, it has three urban regeneration projects, two at London (White City, Stratford) and one at Bradford, West Yorkshire.

MEDIA RELEASE

82-35029

HERMES

Westfield

5 October 2007

DEBENHAMS TO ANCHOR WESTFIELD'S NOTTINGHAM CENTRE

For personal use only

MEDIA RELEASE

Westfield and Hermes, joint owners of Broadmarsh, are pleased to announce Debenhams as a key anchor store in the new £700m redevelopment of the Broadmarsh Centre.

Debenhams will increase their retail presence in the City with the creation of a modern 155,000 sq ft store that will replace their existing 101,911 sq ft Nottingham outlet.

Rob Templeman, Chief Executive, Debenhams, said: "The opportunities that have arisen with Westfield are pivotal in our aspirations to widen our retail offer in key locations across the UK. We are confident that our shoppers will welcome the improved facilities that this fresh and exciting new store will offer."

Mr Michael Gutman, Managing Director UK/Europe, Westfield, said: "Successfully completing Derby six months ahead of schedule, 98% let and expecting to have almost all stores trading on opening, sets a high standard. Today we are delighted to announce that we have agreed heads of terms with Debenhams to underpin another of our major schemes in the UK. Following on from these transactions and the completion of Westfield London, Debenhams will be a key component in six out of ten of our UK centres.

"Over the next decade our completed pipeline will be worth approximately £11bn from £4.3bn today and will have resulted in the creation of around 80,000 new jobs in the UK."

Cllr Jon Collins, Leader of Nottingham City Council said: "I'm really pleased that key stores have been secured to underpin this massively important development for Nottingham. It will not only enhance Nottingham's appeal as one of the country's most popular shopping destinations, but will revitalise that part of the city centre and complement our plans to transform the station and the south side of the city."

The scheme recently received planning consent to increase retail space to 1.4m sq ft which will enable Westfield to better meet the requirements of its retailer's for larger stores. The centre will offer an excellent mix of retailers across three levels. In addition to fashion retailers the new centre is also expected to include a supermarket, a fresh food hall along with arcade cafés and roof top restaurants providing panoramic views of Nottingham City Centre. Marks and Spencer will also anchor the scheme.

Debenhams will also anchor Westfield's £300 million Broadway regeneration project (588,000 sq ft) in the centre of Bradford. It will create a stunning new retail destination with a dynamic mix of retailers, from international brands to independent specialist stores. Marks & Spencer will also anchor the scheme.

Debenhams is also a key anchor to Westfield Derby – the largest retail-led development to open in Britain this year. Westfield Derby represents the beginning of a major development programme by Westfield to expand in the UK market.

HERMES

Westfield

The centre consists of 1m sq ft of retail, food and lifestyle space. In addition to anchors Marks & Spencer, Debenhams, and Sainsburys, the development has 16 MSUs, a 12-outlet food concept, a 12-screen Cinema de Lux that will open at Easter 2008, and parking for 3,700 cars. Westfield Derby employs 2,850 people most of whom live locally.

ENDS

Contact: Catherine Markgraaff @ Westfield Tel: 020 7061 1861

MEDIA RELEASE

Westfield Group
The Westfield Group (ASX Code: WDC) is the world's largest retail property group by market capitalization. It is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide. It has investment interests in 119 shopping centres in four countries, with a total value of in excess of A$60 billion and is the largest retail property group in the world by equity market capitalisation.

In Britain, Westfield owns interest in seven operating shopping centres at; Guildford, Tunbridge Wells, Merry Hill, Derby, Nottingham, Belfast and Lisburn. In addition to these, it has three urban regeneration projects, two at London (White City, Stratford) and one at Bradford, West Yorkshire.

Hermes
Hermes holds approximately £4 billion of property assets in the retail sector, of which £1.972 billion (net) is invested directly and indirectly in 17 shopping centres throughout the UK and over £600m under management through X-Leisure. The Hermes Retail portfolio also has substantial interests in retail parks, unit shops and indirect holdings.

82-35029

HERMES

Westfield

Notes to editors

Broadmarsh is owned by the Broadmarsh Retail Partnership, a joint venture between Westfield and Hermes Property Asset Management on behalf of the Royal Mail Pension fund.

The new centre will include:

- A 1.4m sq ft new shopping development providing a southern gateway to the City Centre of Nottingham
- 2 department stores – Marks & Spencer and Debenhams
- 3 main levels providing a wide range of shopping from local stores to international brands – offering something for everyone. A supermarket and fresh food hall
- Arcade cafes and roof top restaurants enjoying views of the City
- A food court with 1,200 seats providing a range of international cuisine
- A major new public open space for the City surrounded by bars and restaurants with spectacular views of Nottingham Castle
- A new shopmobility service
- A state of the art transport interchange linking bus and tram services with parking and passenger drop off points
- A tram stop integrated within the development for easy access to the shops
- A new 'airport style' bus station with additional bus stops and bus priority lanes
- User friendly parking for 3,000 cars spread across 4 multi- storey car parks
- A cycle network with cycle storage facilities provided at the Centre
- A new simplified highways network with pedestrian friendly crossings and wider pavements

The Broadway development is wholly owned by Westfield and is a 10-acre site located in the heart of Bradford City Centre, West Yorkshire.

The £350 million mixed use regeneration project will include;

- A 588,000 sq ft regional shopping centre
- A department store anchor (Debenhams)
- 2 further anchor stores (including M&S)
- 2 main levels of retail
- A high quality cafe court
- 2 new public open spaces in the centre of the city
- A new shopmobility service
- User friendly parking for over 1,700 cars
- 40,000 sq ft offices
- 180 residential apartments

MEDIA RELEASE

END